Willkie Draft 9/1/23

PERSONAL & CONFIDENTIAL

September [], 2023

Ms. Moujan Kazerani
Chair of the Special Committee of the Board of Directors
System1, Inc.
4235 Redwood Avenue
Marina del Rey, CA 90066

Via email

Re: Total Security Limited

Dear Moujan:

As you know, we (the “Buyer”), an affiliate of JustDevelop.it, have been discussing with you a possible acquisition of Total Security Limited, formerly Protected.net Group Limited (the “Company” or “Total Security”) a wholly owned subsidiary of System 1 (the “Seller”). We believe such a transaction would be in the best interest of System1 as well as the other Total Security stakeholders. We are prepared to make a concerted effort to work toward a closing on an expedited timeline to the benefit of the Seller.
We have set forth below the relevant terms and conditions of our proposal.
1.Purchase Consideration
The purchase consideration (the “Purchase Consideration”) will consist of (i) $240M of cash delivered to Seller on closing, (ii) the repurchase or redemption of approximately 29M shares of common stock of System1 currently owned by Buyer, its affiliates and its co-investors; and (iii) the assumption by Buyer, or cancellation by Seller, of earnout payments owed to certain affiliates of the Buyer. The Purchase Consideration assumes a cash free, debt free balance sheet at the locked-box date. An affiliate of the Buyer will acquire 100% of the issued and outstanding equity interests (the “Shares”) of Total Security and all of its subsidiaries after giving effect to the exercise or termination of any and all outstanding options, warrants or other rights to acquire equity interests, free and clear of all liens, claims and encumbrances of any kind or nature.
Working capital will be addressed through a “lockbox” structure, with the locked box date to be mutually agreed by the Buyer and the Seller.
2.Timing
We understand Seller’s desire to close the proposed transaction in an expeditious manner, and we are prepared to, and will, devote the necessary resources to do so. We believe that with cooperation from the Company and Seller we can be in a position to execute a purchase agreement within four weeks from the date this letter is countersigned by you. In the event that Proposed Transaction has not closed by October 20, 2023, the cash portion of the Purchase Consideration will be reduced to $230M.
3.Due Diligence; Financing
Because of our familiarity with the Company, we do not need a lengthy due diligence period. Buyer is in advanced discussions with the financing sources previously identified to the Company and expects to have binding customary commitment letters in place at the time of signing. In connection with that financing, financing sources may require access to certain information and management, and we would expect the Seller to cooperate in such customary diligence on customary terms.
4.Structure; Transaction Agreements
Completion of the transaction is subject to the execution of a mutually acceptable purchase agreement (the “Purchase Agreement”), a draft of which has been prepared by our attorneys and shared with you for your review, and other customary agreements. The Purchase Agreement will contain mutually agreeable and customary closing conditions, representations, warranties, covenants and terms as are appropriate for a transaction of this nature and size, including but not limited to the following items:
A.Representations and Warranties: The Purchase Agreement will contain general representations and warranties and certain “fundamental” representations and warranties, such as the following:
•Corporate Existence and Power
•Governmental Authorizations
•Consents and Approvals
•Capitalization and Title to Shares
•Compliance with Law
•Taxes
B.Survival and Indemnification: Seller’s indemnification obligations to the Buyer will survive for (i) 18 months for losses arising from breaches of general representations and warranties (subject to customary baskets and thresholds), (ii) five (5) years for losses resulting from the German “button issue”, certain violations of law and breaches of “fundamental” representations and warranties, and (iii) seven (7) years for losses resulting from pre-closing taxes or breaches of certain tax covenants.1
C.Required Approvals: Any governmental or regulatory approvals required to consummate the transactions shall be discussed and agreed upon by the parties’ advisors prior to signing definitive documentation. The Buyer has been advised that the transactions contemplated by this letter will be subject to review and approval by the U.K. Investment Security Unit. The parties’ advisors are continuing to assess the need of obtaining any other approvals, including with respect to HSR and similar approvals by other governmental agencies outside the U.S.
D.Buyer’s Conditions: Buyer’s obligation to close will be subject to the satisfaction or waiver of customary closing conditions, including: (i) Seller’s representations and warranties being accurate in all material respects as of signing and closing (the Fundamental Representations must be true and accurate as of such times in all respects) and Seller being in compliance with all covenants in all material respects, (ii) no material adverse effect has occurred, (iii) no law or governmental proceeding pending or threatened prohibiting the closing of the transaction is in effect (including any required approvals described above), (iv) Seller’s execution and delivery of customary closing certificates and (v) Buyer has obtained, on terms and conditions satisfactory to Buyer, all of the proceeds of the debt financing Buyer needs in order to consummate the transactions under the Purchase Agreement and to fund the working capital requirements of the business after the closing.
E.Expense Reimbursement: If at any point in the twelve (12) months following the date of this letter System1 or any of its subsidiaries, including the Seller, enters into any definitive agreement that, in a single transaction or series of transactions, would result in a party or group of parties other than the Buyer or its affiliates acquiring more than 50% (voting or economic) of the outstanding equity or assets of System1 or the Company (including by way of merger, reorganization, refinancing, consolidation or a similar transaction), Seller shall promptly, and in any event within five (5) business days of consummating the transactions contemplated by such definitive agreement, reimburse Buyer and its affiliates and co-investors (including, without limitation, Avance Investment Management) for reasonable and documented out-of-pocket expenses (including attorney’s, accountant’s, and similar third party fees) incurred by them in evaluating and negotiating the transactions contemplated by this letter; provided that the foregoing expense reimbursement shall in no event exceed $2M.
5.Authorization & Approval
We expect that Buyer, the Company and Seller will each have all required approvals, other than any required governmental approvals and shareholder approval (if required),2 by the date of execution of the Purchase Agreement.
6.Expeditious Work
In connection with the proposed transaction, you understand that the Buyer will require expeditious work toward definitive agreements, and that time is of the essence. The Buyer, the Company and the Seller will use reasonable efforts to negotiate and execute a definitive Purchase Agreement, in form and substance satisfactory to the respective parties and their attorneys as expeditiously as possible following execution of this letter, subject to the right of Buyer and Seller to terminate discussions by notice to the other at any time.
7.Confidentiality
The signatories to this letter hereby agree that the terms of this letter (including its existence and status) shall constitute “Confidential Information” under that certain (a) Confidentiality Agreement entered into by System1 and Buyer and (b) Confidentiality Agreement entered into by System1 and Avance Investment Management, LLC (collectively, the “Confidentiality Agreements”), and shall be subject to the terms thereof. Nothing herein contained shall limit the Seller’s or the Buyer’s or any of their respective affiliates’ obligations under the Securities Exchange Act of 1934, as amended.
8.Expenses
Except as otherwise stated herein, each of the Company, its shareholders and the Buyer shall be responsible for their own respective legal, due diligence, and accounting and/or financing fees or expenses.
9.Access
The Company will make available all material information (financial or otherwise) in the Company’s possession reasonably requested by or on behalf of Buyer in connection with its (and that of its lenders) due diligence review of the Company, including at reasonable times and upon reasonable notice, access to the Company’s books, records, facilities, properties, customers, suppliers and employees (in their capacity as such, and not in their capacity as potential rollover investors or post-transaction employees), subject to customary confidentiality and privilege limitations and the terms and conditions of the Confidentiality Agreements.
10.Assignment
This Agreement shall not be assigned by the Buyer, the Company, or the Seller without the prior written consent of all parties.
11.Governing Law
This letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles. Any disputes arising in any connection with this letter shall lie exclusively in, and each signatory hereto irrevocably submits to the exclusive jurisdiction of, the federal and state courts located in the City of New York, New York County for the purposes of any such action or other proceeding arising out of this letter.
12.Amendment
2 Note to Buyer: Seller is in the process of confirming with Delaware counsel, but does not currently anticipate that the Transaction will require shareholder approval.

This letter of intent may not be amended except by writing, signed by all the signatories hereto.
13.Entire Agreement
This letter embodies the entire agreement and understanding among the signatories hereto and supersedes all prior agreements and understandings among them relating to the subject matter hereof.
14.Counterparts
This letter of intent may be executed in any number of counterparts and any party may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same agreement.
15.Binding Provisions
Only the provisions of paragraphs 4(E) [Expense Reimbursement] and 7 [Confidentiality] through 15 [Binding Provisions] shall constitute the legally binding and enforceable obligations of the parties hereto. Avance Investment Management is an express third party beneficiary of paragraph 4(E). Otherwise, it is understood that this letter of intent merely constitutes a statement of the mutual intentions of the parties hereto with respect to the transaction and does not contain all matters upon which an agreement must be reached in order for the transaction to be consummated and, therefore, this letter of intent does not constitute a binding commitment with respect to the transaction; such binding commitment will result only from the execution by all relevant parties of the Purchase Agreement
If the foregoing conforms to your understanding of our agreement, please so signify by executing this letter in the space provided and deliver it to us. This proposal shall terminate and be of no further force or effect unless fully executed by you and delivered to us by September [5], 2023.

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Very truly yours,
JUSTDEVELOP.IT

By:     Name: Chris Phillips
Title: [Chairman and CEO]

AGREED AND ACCEPTED as of             , 2023

TOTAL SECURITY LIMITED

By:     Name: [Dan Richards]
Title: [ ]

SYSTEM1, INC.

By:     Name:
Title:

CC:

[Signature Page to JDI IOI]